AM 3/4/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02006043

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED FEB 26 2002 WASH, D.C. 354 PROCESSING SECTION

SEC FILE NUMBER
~~8-43750~~ 8-50399

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

JAGUAR SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 RELLA BOULEVARD

(No. and Street)

MONTEBELLO, NEW YORK 10901

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL PICOZZI, ~~CA~~ (914) 369-~~0137~~ 6536

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BREINER & BODIAN, LLP

(Name — *if individual, state last, first, middle name*)

425 BROAD HOLLOW ROAD, SUITE 416, MELVILLE, NEW YORK 11747

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-26-02

OATH OR AFFIRMATION

I, MICHAEL PICOZZI, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JAGUAR SECURITIES, LLC, as of DECEMBER 31, 2001, 19__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

MEMBER, MANAGER

Title



Notary Public

JOSEPH DEVITO
Notary Public, State of New York
No. 4736393
Qualified in Westchester County
Commission Expires July 31, 20 05

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JAGUAR SECURITIES, LLC.

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2001 and 2000

TABLE OF CONTENTS

BREINER & BODIAN, LLP
CERTIFIED PUBLIC ACCOUNTANTS
425 Broad Hollow Road, Suite 416
Melville, New York 11747
(631) 249-3900

To the Board of Directors of
Jaguar Securities LLC.
Montebello, New York

Gentlemen:

We have audited the balance sheet of Jaguar Securities LLC. as of December 31, 2001, and 2000 and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Jaguar Securities LLC. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles and the rules of the Securities and Exchanges Commission.

Also, we have examined the supplementary schedules on pages 7 and 8 and in our opinion they present fairly in all material aspects the information included therein in conformity with the rules of the Securities and Exchange Commission.

Very truly yours,

Breiner & Bodian, CPA's

BREINER & BODIAN, LLP
Certified Public Accountants

Melville, New York
February 18, 2002

JAGUAR SECURITIES LLC.

BALANCE SHEETS

	December 31, 2001	December 31, 2000
ASSETS		
Current Assets:		
Cash	$147,585	$164,597
Due from Broker	1,457	-
Due From Broker - Clearance Account	59,953	59,325
	208,995	223,922
Fixed Assets:		
Organization Cost	30,057	30,057
Accumulated Amortization	18,034	12,022
	12,023	18,035
Other Assets:		
Investments	44,863	44,863
	44,863	44,863
	$265,881	$286,820
LIABILITIES and PARTNERS' CAPITAL		
Current Liabilities:		
Accrued Expenses	$ 3,300	$ 6,200
Partners' Capital:	262,181	280,620
	$265,881	$286,820

"See Accompanying Notes and Accountants' Report"

JAGUAR SECURITIES LLC.

STATEMENT OF INCOME

	Years Ended December 31,	
	2001	2000
Revenue:		
Interest Income	$ 485	$ 341
Dividend Income	-	7,090
Trading Profit	1,966	2,851
	2,451	10,282
Expenses:		
Regulatory Fees	4,980	2,305
Telephone	473	1,042
Bank Charges	-	403
Accounting Fees	8,495	17,206
Miscellaneous	(489)	525
Insurance	1,095	930
Taxes	325	325
Amortization	6,011	6,011
	20,890	28,747
Net Income (Loss)	$(18,439)	$(18,465)
Capital: Beginning of Year	$280,620	$299,085
Capital: End of Year	$262,181	$280,620

"See Accompanying Notes and Accountants' Report"

JAGUAR SECURITIES LLC.

STATEMENT OF CASH FLOWS

	Years Ended December 31,	
	2001	2000
Cash Flows from Operating Activities:		
Net (Loss)	$(18,439)	$(18,465)
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization	6,012	6,011
Increase in Receivable from Broker	(2,085)	(3,192)
(Decrease)Increase in Accrued Expenses	(2,500)	3,394
Net cash (used in) operating activities	$(17,012)	$(12,252)
Cash Flows from Investing Activities:		
Increase in Investments	-	(44,863)
Net cash (used in) Investing Activities	-	(44,863)
Net (Decrease) in Cash	$(17,012)	$(57,155)
Cash Balance Beginning	$164,597	$221,712
Cash Balance Ending	$147,585	$164,597

"See Accompanying Notes and Accountants' Report"

JAGUAR SECURITIES LLC.

STATEMENTS OF CHANGES IN EQUITY

	Years Ended December 31,	
	2001	2000
Beginning Balance	$280,620	$299,085
Capital Contributions	-	-
Net (Loss)	(18,439)	(18,465)
Ending Balance	$262,181	$280,620

"See Accompanying Notes and Accountants' Report"

JAGUAR SECURITIES LLC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

NOTE 1 - ORGANIZATION

Jaguar Securities LLC (the Company) was formed in the State of New York on February 14,1998.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES:

Securities transactions and the related commission revenue and expenses are recorded on settlement date.
The Company is not a market maker.
The Company clears its customers accounts through another member broker on a fully disclosed basis.
The Company is a Limited Liability Company, and as such the Company itself is not subject to income taxes.
Securities are carried at market value.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule. Under these rules, the minimum net capital is $100,000. At December 31, 2001 and 2000 the Company's Net Capital was $ 105,295 and $117,722 in excess of the required Net Capital.

SUPPLEMENTARY INFORMATION

JAGUAR SECURITIES LLC.

SUPPLEMENTARY INFORMATION

	Years Ended December 31, 2001	2000
Computation of Net Capital:		
1. Total Ownership Equity	$262,181	$280,620
2. Less: Ownership Equity not allowed for Net Capital	56,886	62,898
	$205,295	$217,722
3. Less: Haircuts on Securities	-	-
4. Net Capital	$205,295	$217,722
Computation of Basic Net Capital Requirement		
1. Minimum Net Capital Required - 6 2/3% Aggregate Indebtedness)	247	413
2. Minimum Dollar Net Capital	100,000	100,000
3. Net Capital Requirement	100,000	100,000
4. Net Capital	205,295	217,722
5. Excess Net Capital	$105,295	$117,722
Computation of Aggregate Indebtedness		
6. Total Liabilities	$ 3,700	$ 6,200
7. Non Aggregate Indebtedness	-	-
	$ 3,700	$ 6,200

JAGUAR SECURITIES LLC.

RECONCILIATION OF NET CAPITAL

	Years Ended December 31,	
	2001	2000
Audited Net Capital	$205,295	$217,722
Net Capital per Focus Part IIA	$206,995	$217,722
Difference	1,700	-
Accrued Expenses	1,825	-
Reverse Checks	(125)	-
	$ 1,700	$ -

"See Accompanying Notes and Accountants' Report"

B R E I N E R & B O D I A N, LLP
CERTIFIED PUBLIC ACCOUNTANTS
425 Broad Hollow Road, Suite 416
Melville, New York 11747
(631) 249-3900

February 18, 2002

Jaguar Securities, LLC.
Montebello, New York

Gentlemen:

We have examined the Financial Report of Jaguar Securities, LLC. as required by the National Association of Securities Dealers as of December 31, 2001. and have issued a report thereon dated February 18, 2002. As per of our examination we reviewed and tested the system of internal accounting control and the procedures for safeguarding customer and firm assets for the year ended December 31, 2001 to the extent we considered necessary to evaluate the system as required by generally accepted accounting standards and by Rule 17a-5g3 of the Securities and Exchange Commission.

Rule 17a-5g3 contemplates that the scope of the review and test should be sufficient to provide reasonable assurance that any material inadequacies existing at the date of our examination in the accounting system, the internal accounting controls, and the procedures for safeguarding customer and firm assets would be disclosed. Under these standards and that regulation, the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material inadequacies in internal accounting control.

Further, our examination included reviews of the practices and procedures followed by the company in making periodic computations of the minimum financial requirements, pursuant to Rule 17a-5(g)(1) of the Securities and Exchange Commission.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily require estimates and judgments by management. However, for the purposes of this report, the cost-benefit relationship has been disregarded in determining material inadequacies to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, error can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended December 31, 2001 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no material inadequacies.

Very truly yours,

Breiner & Bodian, CPA's

BREINER & BODIAN, LLP
Certified Public Accountants

Melville, New York
February 18, 2002